

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Tamra D. Browne, Esq.
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

  Re: **AMB Property Corporation**
     Registration Statement on Form S-4
     Filed March 11, 2011
     File No. 333-172741

     AMB Property Corporation
     Form 10-K for the Year Ended December 31, 2010
     Filed February 18, 2011
     File No. 001-13545

     AMB Property L.P.
     Form 10-K for the Year Ended December 31, 2010
     Filed February 18, 2011
     File No. 001-14245

     ProLogis
     Form 10-K for the Year Ended December 31, 2010
     Filed February 28, 2011
     File No. 001-12846

Dear Ms. Browne:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Selected Historical Financial Data of AMB, page 11

1.   We note that you disclose FFO for AMB and for ProLogis, but that each defines the measure differently from the widely-used NAREIT definition and from each other. In order to avoid confusion between these different methods of calculating FFO, please reconcile each adjusted FFO measure through the NAREIT FFO definition and provide line item explanations of adjustments from the NAREIT measure.

Information About the Companies, page 27

2.   Please include, in this section or elsewhere, pro forma operating data for the combined company, including geographic diversification, tenant concentration, and lease expirations.

The Merger, page 29

Background of the Merger, page 29

3.   Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board by the AMB and ProLogis' management and its financial advisors.

4.   We note that AMB management discussed a variety of financial and strategic alternatives before pursuing the ProLogis merger. Please briefly describe any of these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives.

5.   Please describe in greater detail the governance and operational issues that were negotiated in the months leading up to the announcement.

6.   Please disclose when AMB engaged JP Morgan as its financial advisor.

AMB's Reasons for the Topco Merger, page 35

7.   We note that one of the reasons cited for supporting the merger is the expectation that the transaction will create synergies yielding savings of $80 million. Please describe in greater detail, here or elsewhere in the prospectus as appropriate, how this amount was determined.

8.   Please disclose an estimate regarding the "substantial costs to be incurred in connection with the transaction.

9.   Please disclose some quantitative support for the statement regarding weaker debt
        coverage and higher leverage.

10.   Please discuss in greater detail, here or elsewhere in the prospectus as appropriate,
        the mandatory prepayments that may be triggered under AMB's and ProLogis'
        debt agreements, including the potential dollar amounts and the status of any
        consent waivers that have been sought or obtained.

Opinion of AMB's Financial Advisor, page 41

11.   Please provide more detailed disclosure on why J.P. Morgan considered the
        "Other REITs" to have similar operations.

12.   We refer to your public trading analysis on page 43 and use of FFO per share and
        AFFO per share data as reported by equity research analysts and provided by
        AMB. Please clarify if the same definition of FFO and AFFO was used in all
        instances.

13.   We note that J.P. Morgan calculated a range of terminal values for AMB and
        ProLogis using a perpetual dividend growth rate ranging from 4.25% to 4.75%
        and a range of discount rates, which vary for AMB and ProLogis. It should be
        clear from the disclosure how J.P. Morgan selected these dividend growth and
        discount rates. Please revise.

14.   We note that AMB may pay J.P. Morgan a $2 million discretionary fee and that
        ProLogis may pay Morgan Stanley a $2.5 million discretionary fee upon closing
        of the transaction. Please provide disclosure regarding the purpose of these
        discretionary fees.

Opinion of ProLogis' Financial Advisor, page 47

15.   Please disclose the nature of any material services provided by Morgan Stanley to
        AMB or ProLogis in the past two years.

AMB Unaudited Prospective Financial Information, page 54

16.   Please revise the disclosure to remove the statement that the registrant does not
        assume responsibility for the accuracy of the disclosure in this section of the
        registration statement.

Legal Matters, page 138

17.   Please disclose who will pass upon the validity of the shares being issued in the
        transaction.

Exhibit Index

18. Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

19. Please file as exhibits to the registration statement any executive management and board of director employment contracts and similar contracts that have been entered into in connection with the proposed transaction. Refer to Item 601(b)(10) of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Merger Consideration, page F-3

20. Please revise to use ProLogis' most recent stock price at the time of filing for determining the purchase price. In addition, include disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes of the purchase price based upon percentage increases and decreases in the recent stock price.

21. Please tell us how you considered the impact of the exchange of share options and other equity-based awards on both the purchase price and the pro forma statement of operations. Refer to paragraphs 9-13 of ASC 850-30-30.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

Note 1 – Basis of Preliminary Purchase Price Allocation, page F-6

22. Please revise the amounts disclosed for the line items "Investments in and advances to unconsolidated investees" and "Cash, accounts receivable and other assets" to be consistent with the classification in the unaudited pro forma condensed consolidated balance sheet on page F-4, which reflects the reclassification of receivables from affiliate as disclosed in note 2A on page F-6.

23. We note your disclosure of the estimated fair value of assets acquired and liabilities assumed, and your disclosure of related fair value adjustments in Note 2. Where fair value adjustments are significant (e.g., adjustment B), please disclose how they were determined including clear explanation of the assumptions involved.

Note 2 – Pro Forma Adjustments, page F-6

24. We note that certain pro forma adjustments are presented on a net basis on the face of the pro forma financial statements (e.g., adjustments H, L, O, Q, and R). Please revise to present significant pro forma adjustments gross on the face of the

pro forma statements or alternatively, quantify the components of the adjustments in the notes to the pro forma statements.

AMB Property Corporation
AMB Property L.P.
Forms 10-K for the Fiscal Year Ended December 31, 2010

Item 2. Properties, page 37

1.   We note your disclosure on page 10 that you seek to generate long-term internal growth in part through contractual rent increases on your leases. In future periodic filings, to the extent practicable, please provide quantitative disclosure on the degree of contractual rent increases built into new and renewed leases executed in the reporting period.

2.   We refer to the Portfolio Overview table on page 39 and the calculation of average base rent set forth in footnote one to the table. Please advise us whether free rent periods are factored into this calculation. We may have further comment.

Owned and Managed Operating Leasing Statistics, page 42

3.   We note on page 42 your disclosure regarding second generation leasing activity and related tenant improvements and leasing commissions. Please tell us why you do not provide similar disclosure for first generation leases, including leases on vacant space in acquired properties executed during the reporting period. We may have further comment.

Management's Discussion and Analysis, page 59

4.   We note your disclosure on page 60 regarding the significant decline in fourth quarter rent rollover. In future periodic filings, please expand your discussion of rent rollover declines or increases to address management's view regarding whether the historical data represents a material trend that may impact future results.

5.   In your future periodic filings, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. To the extent you exclude certain acquisitions, such as value-added acquisitions, from this figure, please provide quantitative disclosure reflecting the relative amount of these excluded acquisitions.

Consolidated Results of Operations, page 64

6.   Please discuss in greater detail the relative contribution of changes in occupancy rates and changes in rent rates to changes in rental revenues in your future periodic filings.

Supplemental Earnings Measures, page 95

7.   Refer to comment one on the Form S-4. In order to avoid investor confusion between the different definitions of FFO, in future periodic filings, please revise your reconciliation to go from GAAP net income through NAREIT FFO to your adjusted measure of FFO.

8.   In your future periodic filings, please identify any properties you still own that were removed from the same-store pool from the prior year.

ProLogis Form 10-K for the Year Ended December 31, 2010

Item 1A. Risk Factors, page 10

As a global company, we are subject to social, political and economic risks…, page 16

1.   We note your disclosure that transfers of cash from your international operations may be affected by currency exchange control regulations, transfer pricing regulations, and potentially adverse tax consequences. Please tell us what consideration you have given to discussing the impact this has on your liquidity in your MD&A.

Item 2. Properties, page 16

2.   We note your disclosure on page 19 regarding costs incurred related to future development projects, including purchase options on land. Please tell us whether you have had significant predevelopment/acquisition costs where you have abandoned the project and taken development charges.

Notes to Consolidated Financial Statements, page 56

Note 3. Dispositions, page 62

3.   Please tell us whether you recognized the full profit related to the sale of the portfolio of industrial properties and several equity method investments during the fourth quarter of 2010, and if so, how you determined that you did not have continuing involvement in the properties, given your investment in a preferred equity interest of a subsidiary of the buyer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Adam O. Emmerich, Esq.
        Robin Panovka, Esq.
        David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via facsimile (212) 403-2000